EXHIBIT 12 (A)

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                                           PUBLIC SERVICE ELECTRIC AND GAS COMPANY
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                                     COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

                                                                                                                   12 Months
                                                                                                                     Ended
                                                                YEARS ENDED DECEMBER 31,                           September
                                                                                                                      30,
                                           -----------  ------------  -------------  ------------  ------------   ------------
                                               1994          1995           1996         1997           1998           1999
                                           -----------  ------------  -------------  ------------  ------------   ------------
Earnings as Defined in Regulation
  S-K (A):
Net Income  (B)                                  $659          $617           $535          $528          $604           $652
Income Taxes (C)                                  302           326            268           286           406            443
Fixed Charges                                     408           419            438           450           446            450
                                           -----------  ------------  -------------  ------------  ------------  -------------
Earnings                                       $1,369        $1,362         $1,241        $1,264        $1,456         $1,545
                                           ===========  ============  =============  ============  ============  =============

Fixed Charges as Defined in Regulation
  S-K (D):

Total Interest Expense                           $396          $407           $399          $395          $390           $393
Interest Factor in Rentals                         12            12             11            11            11             10
Subsidiaries' Preferred Securities
    Dividend Requirements                          --            --             28            44            45             47
                                           -----------  ------------  -------------  ------------  ------------  -------------
Total Fixed Charges                              $408          $419           $438          $450          $446           $450
                                           ===========  ============  =============  ============  ============  =============

Ratio of Earnings to Fixed Charges               3.35          3.25           2.83          2.81          3.27           3.43
                                           ===========  ============  =============  ============  ============  =============

(A) The term "earnings" shall be defined as pre-tax income from continuing operations. Add to pre-tax income the amount of fixed charges adjusted to exclude (a) the amount of any interest capitalized during the period and
     (b) the actual amount of any preferred stock dividend requirements of majority-owned subsidiaries which were included in such fixed charges amount but not deducted in the determination of pre-tax income.

(B)  Excludes extraordinary item.

(C) Includes State income taxes and Federal income taxes for other income and excludes taxes applicable to extraordinary item.

(D) Fixed Charges represent (a) interest, whether expensed or capitalized, (b) amortization of debt discount, premium and expense, (c) an estimate of interest implicit in rentals, and (d) Preferred Securities Dividend Requirements of subsidiaries.

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